July 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park and Tim Buchmiller

Re:	TScan Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-1 (File No. 333-255491)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the underwriters have distributed approximately 875 copies of the Preliminary Prospectus dated July 12, 2021 through the date hereof, to underwriters, dealers, institutions and others.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on July 15, 2021 or as soon thereafter as practicable, unless TScan Therapeutics, Inc. or its outside counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, request by telephone that such Registration Statement be declared effective at some other time.

[signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
JEFFERIES LLC
COWEN AND COMPANY, LLC
BARCLAYS CAPITAL Inc.

For themselves and as representatives of the syndicate of underwriters for the offering

By MORGAN STANLEY & Co. LLC

By:	s/ Chirag D. Surti
Authorized Representative

By JEFFERIES LLC

By:	s/ Dustin Tyner
Authorized Representative

By COWEN AND COMPANY, LLC

By:	s/ Jason Fenton
Authorized Representative

By BARCLAYS CAPITAL INC.

By:	s/ Victoria Hale
Authorized Representative

[Signature Page to Acceleration Request of the Underwriters]